SEC[illegible]MMISSION

04019961

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 53035

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 0 5 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPEEDTRADER.COM, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 JENNIFER LANE
(No. and Street)

MAHOPAC	NY	10541
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN HALL 702-240-9463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SPEEDTRADER.COM, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

SPEEDTRADER.COM, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of SpeedTrader.com, Inc.:

We have audited the accompanying statement of financial condition of SpeedTrader.com, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SpeedTrader.com, Inc. as of December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

January 30, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

SPEEDTRADER.COM, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	114,322
Receivable from clearing organization		154,020
Deposit with clearing organization		50,000
Furniture and equipment, net of accumulated depreciation of $32,566		33,410
Other assets		14,440
TOTAL ASSETS	$	366,191

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	50,412
TOTAL LIABILITIES		50,412
Shareholder's equity:		
Common stock, 200 shares authorized, no par value; 50 shares issued and outstanding		200
Additional paid-in capital		224,171
Retained Earnings		91,408
TOTAL SHAREHOLDER'S EQUITY		315,779
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	366,191

The accompanying notes are an integral part
of this financial statement.

SPEEDTRADER.COM, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

SpeedTrader.com, Inc. (the "Company") was incorporated in the State of New York on June 30, 1999 and on April 20, 2001, received authorization to engage in the general business of a broker-dealer in securities. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission. In addition, the Company is registered as an introducing broker with the Comodities Futures Trading Commission and is a memeber of the National Futures Association.

The Company operates as an introducing broker in New York State and clears all securities transactions through its clearing broker on a fully-disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

All securities transactions and related revenue and related expenses are recorded on a trade date basis.

Equipment, furniture, fixtures and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES

Transactions for the company's customers are cleared through and carried by a clearing firm on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. The company seeks to control these risks by monitoring the activities of these customers. As of December 31, 2003, customer obligations to clearing firms were collateralized by cash and securities with market values in excess of the obligations.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small

SPEEDTRADER.COM, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 4 - CONTINUED

Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2003, the Company had net capital of approximately $267,000 which was $167,000 in excess of its required minimum net capital at that date of $100,000. The Company's net capital ratio was .19 to 1.

NOTE 7- RELATED PARTY TRANSACTIONS

During 2003, the Company paid $100,000 for the use of facilities owned by an affiliate.

NOTE 8 - PROFIT SHARING PLAN

The Company participates in a profit sharing plan. The plan covers substantially all of its employees and is based upon compensation. An employee is fully vested after one year of qualifying service. Contributions are at the discretion of management. There were no employer contributions to the plan for the year ended December 31, 2003.